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                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)/1/


                              Media Logic, Inc.
                       --------------------------------
                               (Name of Issuer)

                         Common Stock - $.01 Par Value
                   ----------------------------------------
                        (Title or Class of Securities)

                                  58441B-10-0
                       --------------------------------
                                (CUSIP Number)


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       /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO. 58441B-10-0                  13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David R. Lennox
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Dominion of Canada
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          770,800 (See Item 4(a))
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          770,800 (See Item 4(a))
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      770,800 (See Item 4(a))
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.2%
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      TYPE OF REPORTING PERSON (See Instructions)
12

      IN
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                                                        Page 3 of 5 Pages



ITEM 1(A).  NAME OF ISSUER:

Media Logic, Inc., a Massachusetts corporation (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The principal executive office of the Company is located at 310 South Street, Plainville, Massachusetts 02762.

ITEM 2(A).  NAME OF PERSON FILING:

This statement is filed by David R. Lennox.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the person filing is 65 Summer Street, P.O. Box 217, Sheldonville, MA 02070.

ITEM 2(C).  CITIZENSHIP:

The Citizenship of the person filing is the Dominion of Canada.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

This statement relates to the Company's Common Stock, $.01 par value per share.

ITEM 2(E).  CUSIP NUMBER:

The CUSIP number for the Company's Common Stock is 58441B-10-0.
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                                                        Page 4 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable; filed pursuant to Rule 13d-1(c).

    (A) [_] Broker or dealer registered under Section 15 of the Act.
    (B) [_] Bank as defined in Section 3(a)(6) of the Act.
    (C) [_] Insurance Company as defined in Section 3(a)(19) of the Act.
    (D) [_] Investment Company registered under Section 8 of the Investment Company Act.
    (E) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
    (F) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
    (G) [_] Parent Holding Company, in accordance with Rule 13d-1(b)
            (1)(ii)(G);  see Item 7.
    (H) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP:

    (a) Amount beneficially owned: 770,800 (Includes 18,400 shares held in trust for the benefit of the Reporting Person's minor son. The trustees of such trust have sole power to vote and dispose of such shares. The Reporting Person disclaims beneficial ownership of such shares and the filing of this Schedule 13G is not an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.)
    (b)  Percent of class:  12.2%
    (c)  Number of shares as to which such person has:

         (i)   Sole Power to vote or to direct the vote: 770,800 shares
               (See 4(a) above).
         (ii)  Shared power to vote or to direct the vote:  None.
         (iii) Sole power to dispose or to direct the disposition of:
               770,800 shares (See 4(a) above).
         (iv)  Shared power to dispose or to direct the disposition of: None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON:

Not applicable.
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                                                        Page 5 of 5 Pages



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY:

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION:

Not applicable.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 12, 1997
                                       -------------------------
                                                      (Date)


                                           /s/ David R. Lennox
                                       -------------------------
                                               David R. Lennox